News Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC   SEHK: 945
August 7, 2019
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Second Quarter 2019 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at http://manulife.force.com/Reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 2Q19 net income and core earnings of $1.5 billion
Today, Manulife announced its 2Q19 results. Key highlights include:
◾	Net income attributed to shareholders of $1.5 billion in 2Q19, up $0.2 billion from 2Q18
◾	Core earnings[1] of $1.5 billion in 2Q19, in line with 2Q18
◾	Core ROE[1] of 12.7% and ROE of 12.9% in 2Q19
◾	NBV[1] of $0.5 billion in 2Q19, up 14%[2] from 2Q18
◾	APE sales[1] of $1.4 billion in 2Q19, up 7% from 2Q18
◾	Neutral WAM net flows[1] in 2Q19 compared with net inflows of $0.1 billion in 2Q18
◾	Strong LICAT ratio[3] of 144%
◾	Indications of neutral impact from the annual actuarial review on 3Q19 net income; including a neutral impact from LTC[4]
“We delivered solid core earnings and net income of $1.5 billion in the quarter, with double-digit core earnings growth in Asia,” said Manulife President & Chief Executive Officer Roy Gori.
“We have continued to focus on executing our strategy, with capital released from portfolio optimization increasing to $3.7 billion,” added Mr. Gori. “We have also taken steps to further strengthen Manulife’s long-term growth opportunity in Asia, including entering into an asset management joint venture agreement in India.”
Phil Witherington, Chief Financial Officer, said, “We delivered strong growth in new business value of 14% while expense growth was a modest 3%. Neutral net flows in our Global Wealth and Asset Management business were in line with the prior year, but improved markedly from the first quarter.”
“We will complete our annual actuarial review in the third quarter, which includes a comprehensive study of our long-term care (“LTC”) experience, and although work is still ongoing, preliminary indications suggest that the impact to net income in 3Q19 will be neutral in total and for LTC,” added Mr. Witherington.

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), annualized premium equivalent (“APE”) sales, new business value (“NBV”) and net flows are non-GAAP measures. See “Performance and non-GAAP measures” below and in our Second Quarter 2019 Management’s Discussion and Analysis (“2Q19 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q19 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
[4]
See “Caution regarding forward-looking statements” below. The impact of changes to the Ultimate Reinvestment Rate issued by the Canadian Actuarial Standards Board in July, 2019 is not part of our annual actuarial review and is reported separately. See Section A10 “Updates to the ultimate reinvestment rate” of our 2Q19 MD&A for additional information.

August 7, 2019 – Press Release Reporting Second Quarter Results

BUSINESS HIGHLIGHTS:
We continued to make progress on our portfolio optimization initiative, executing on transactions that result in a capital benefit of approximately $400 million.1 In the U.S., we completed two new reinsurance transactions on universal life blocks, and in Canada we completed the second phase of our segregated fund transfer program, resulting in additional customers converting their contracts to a less capital-intensive product which offers them increased flexibility and higher potential returns.
During the quarter, we continued to make improvements in how we interact with customers. In Asia, we launched an end-to-end online insurance platform in collaboration with DBS Bank for the Singapore market. In Canada, Manulife Bank launched the new digital All-In Banking package, which aims to help customers develop better financial habits and improve their financial well-being by leveraging leading artificial intelligence technology.
FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	2Q19	2Q18	2019	2018
Profitability:
Net income attributed to shareholders	$1,475	$1,262	$3,651	$2,634
Core earnings(1)	$1,452	$1,431	$3,000	$2,734
Diluted earnings per common share ($)	$0.73	$0.61	$1.81	$1.28
Diluted core earnings per common share ($)(1)	$0.72	$0.70	$1.48	$1.33
Return on common shareholders’ equity (“ROE”)	12.9%	12.3%	16.4%	13.2%
Core ROE(1)	12.7%	14.0%	13.4%	13.7%
Expense efficiency ratio(1)	52.5%	51.2%	51.2%	51.6%
Growth:
Asia new business value	$364	$334	$775	$659
Canada new business value	$65	$65	$127	$114
U.S. new business value	$50	$12	$96	$22
Total new business value(1)	$479	$411	$998	$795
Asia APE sales	$915	$918	$2,251	$1,902
Canada APE sales	$290	$198	$551	$488
U.S. APE sales	$154	$129	$297	$242
Total APE sales(1)	$1,359	$1,245	$3,099	$2,632
Wealth and asset management net flows ($ billions)(1)	$0.0	$0.1	$(1.4)	$10.1
Wealth and asset management gross flows ($ billions)(1)	$25.5	$29.1	$53.4	$65.6
Wealth and asset management assets under management and administration ($ billions)(1)	$653.1	$639.9	$653.1	$639.9
Financial Strength:
MLI’s LICAT ratio	144%	132%	144%	132%
Financial leverage ratio	26.4%	29.4%	26.4%	29.4%
Book value per common share ($)	$22.89	$20.32	$22.89	$20.32
Book value per common share excluding AOCI ($)	$19.52	$17.68	$19.52	$17.68
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q19 MD&A for additional information.

Reported net income attributed to shareholders of $1.5 billion in 2Q19, up $0.2 billion from 2Q18
The increase compared with 2Q18 was primarily driven by the non-recurrence of a $200 million restructuring charge taken in 2Q18. Higher gains from investment-related experience compared with 2Q18 were offset by charges from the direct impact of markets in 2Q19. Investment-related experience in 2Q19 reflected higher-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) and strong credit experience. Charges related to the direct impact of markets were primarily driven by narrowing corporate spreads.

[1]	See “Caution regarding forward-looking statements” below.

August 7, 2019 – Press Release Reporting Second Quarter Results

Achieved core earnings of $1.5 billion in 2Q19, in line with 2Q18
On a constant exchange rate basis, core earnings decreased 1% compared with 2Q18. In-force business growth in Asia and higher investment income in our surplus portfolio was more than offset by the non-recurrence of both a tax-related benefit and notably positive group insurance policyholder experience in Canada, as well as the impact of actions to improve the capital efficiency of our legacy businesses. Core earnings in 2Q19 included net policyholder experience charges of $35 million post-tax compared with gains of $11 million post-tax in 2Q18.
BUSINESS GROWTH:
Achieved new business value (“NBV”) of $479 million in 2Q19, an increase of 14% compared with 2Q18
In Asia, NBV increased 7% to $364 million driven by a more favourable business mix, partially offset by lower sales in Japan as explained below. In Canada, NBV of $65 million was in line with the prior year period as higher insurance sales were offset by business mix changes in group insurance and the withdrawal of certain capital-intensive annuity products. In the U.S., NBV nearly quadrupled to $50 million, primarily as a result of recent actions to improve margins, as well as a more favourable product mix.
Reported annualized premium equivalent (“APE”) sales of $1.4 billion in 2Q19, an increase of 7% compared with 2Q18
In Asia, APE sales decreased 2% as growth in Hong Kong and Asia Other1 was more than offset by lower sales in Japan. APE sales in Japan decreased 41% due to the temporary suspension of the sale of corporate-owned life insurance products related to expected changes to tax regulations. Hong Kong APE sales increased 40% driven by the success of recently-launched health insurance and participating products. In Canada, APE sales increased 46% due to a large-case group insurance sale and growth across our individual insurance business including living benefits, term and permanent life insurance product lines. In the U.S., APE sales increased 16% as a result of higher universal life and international sales.
Reported neutral Global Wealth and Asset Management net flows in 2Q19 compared with positive net flows of $0.1 billion in 2Q18
Net flows in Asia were $1.7 billion in 2Q19, up $0.1 billion from 2Q18, driven by lower retail redemptions, partially offset by lower gross flows2. Net flows in Canada were $0.1 billion in 2Q19, a decrease of $0.6 billion from 2Q18, driven by the redemption of a large-case retirement plan. Net flows in the U.S. were negative $1.8 billion in 2Q19, an improvement of $0.4 billion from 2Q18, primarily due to the non-recurrence of three large-case retirement plan redemptions in 2Q18.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 8:00 a.m. ET on August 8, 2019. For local and international locations, please call 416-340-2218 or toll free, North America 1-800-377-0758. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on August 8, 2019 through November 8, 2019 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6780956#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on August 8, 2019. You may access the webcast at: http://manulife.force.com/Reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Second Quarter 2019 Statistical Information Package is also available on the Manulife website at: http://manulife.force.com/Reports.

Media Inquiries Brooke Tucker-Reid (647) 528-9601 brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill (416) 926-6997 adrienne_oneill@manulife.com

[1]	Asia Other excludes Japan and Hong Kong.
[2]	Gross flows is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q19 MD&A for additional information.

August 7, 2019 – Press Release Reporting Second Quarter Results

EARNINGS:
The following table reconciles core earnings to net income (loss) attributed to shareholders:
	Quarterly Results			YTD Results
($ millions)	2Q19	1Q19	2Q18	2019	2018
Core earnings(1)
Global Wealth and Asset Management (“Global WAM”)	$242	$233	$239	$475	$466
Asia	471	520	411	991	842
Canada	312	283	395	595	678
U.S.	441	475	446	916	868
Corporate and Other (excluding core investment gains)	(114)	(63)	(164)	(177)	(320)
Core investment gains(2)	100	100	104	200	200
Total core earnings	$1,452	$1,548	$1,431	$3,000	$2,734
Items excluded from core earnings: Investment-related experience outside of core earnings	146	327	18	473	18
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(144)	249	45	105	95
Reinsurance transactions	63	52	12	115	98
Restructuring charge	-	-	(200)	-	(200)
Tax-related items and other	(42)	-	(44)	(42)	(111)
Net income (loss) attributed to shareholders	$1,475	$2,176	$1,262	$3,651	$2,634
(1)
2018 comparatives for core earnings in each segment have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q19 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and non-GAAP measures” in our Second Quarter 2019 MD&A and 2018 MD&A.

August 7, 2019 – Press Release Reporting Second Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the estimated impact of our annual actuarial review and our portfolio optimization initiative and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 7, 2019 – Press Release Reporting Second Quarter Results